Exhibit (a)(5)

Hunter Maritime Acquisition Corp. Announces the Commencement of Tender Offer to Complete Merger

February 12, 2019 - Hunter Maritime Acquisition Corp. (Nasdaq: HUNT) (the “Company”) announced that it has today commenced a tender offer (the “Tender Offer”) to purchase up to 2,173,750 of its Class A common shares, par value $0.0001 per share, at a purchase price of $10.215 per Class A common share. The Class A common shares are currently listed on the Nasdaq Capital Market under the symbol “HUNT.”  On February 8, 2019, the closing price of the Class A common shares was $10.30 per share.  The Tender Offer will expire at 5:00 p.m. New York City time on March 15, 2019 unless extended or earlier terminated by the Company (the “Expiration Date”).

Only Class A common shares validly tendered, and not properly withdrawn, will be purchased by the Company pursuant to the Tender Offer. The Company’s obligation to purchase Class A common shares pursuant to the Tender Offer is subject to the satisfaction of certain conditions. Class A common shares tendered pursuant to the Tender Offer but not purchased by the Company in the Tender Offer will be returned at the Company’s expense promptly following the expiration of the Tender Offer.

The Tender Offer is being made in connection with our previously announced merger with NCF Wealth Holdings Limited, a British Virgin Islands company (the “Merger”). The Tender Offer is being made pursuant to the Company's organizational documents, which require that in connection with the Merger, we provide our shareholders with the opportunity to redeem their Class A common shares for a pro rata portion of our trust account (the “Trust Account”). We intend to fund the purchase of Class A common shares in the Tender Offer with cash available to us from the Trust Account.

CMB NV (the Company's Sponsor) and members of the Company's management team have agreed with the Company to waive their redemption rights in connection with the Tender Offer and the Merger with respect to any Class A common shares they acquired in or after the IPO.

Neither the Company nor its Board of Directors makes any recommendation as to whether you should tender or refrain from tendering your Class A common shares. You are encouraged to make your own decision after reviewing the Offer to Purchase contained in the Company’s tender offer statement on Schedule TO, which will be or has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and which is being distributed to shareholders, and consulting with your own advisor as to whether or not to tender Class A common shares, and if so, how many to tender.

About Hunter Maritime Acquisition Corp.

Hunter Maritime Acquisition Corp. is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, assets or one or more operating businesses.

Important Legal Information

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of the Company. The Company expects to file or has filed a tender offer statement on Schedule TO containing an offer to purchase, form of letter of transmittal and other documents relating to the Tender Offer. These documents contain important information about the Tender Offer that should be read carefully and considered before any decision is made with respect to the Tender Offer. These materials will be made available to the shareholders of the Company at no expense to them. In addition, such materials (and all other documents filed by the Company with SEC are, and will be, available at no charge from the SEC through its website at www.sec.gov. Shareholders may also obtain free copies of the documents filed with the SEC by the Company by directing a request to Morrow Sodali LLC, as Information Agent for the Tender Offer, by telephone at: (800) 662-5200 or by email at: HUNT.info@morrowsodali.com.

This press release contains “forward looking statements.” Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward looking statements. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company’s control. Actual results may differ, possibly materially, from those anticipated in these forward looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact Information

Hunter Maritime Acquisition Corp.

Ludovic Saverys

Chief Financial Officer

Tel: +32 3 - 247 59 10

E-mail: ludovic.saverys@cmb.be

Investor Relations/Media

Morrow Sodali LLC

Tel: (800) 662-5200

E-mail: HUNT.info@morrowsodali.com